Способы связаться

www.linkedin.com/in/anna-s-high-55037154 (LinkedIn)

Основные навыки

- Budgeting & Cost Management
- Forensic accounting and economic expertise
- Monitor expenditures of budget, audit and evaluation

Anna S. High

Co-Founder and Managing Partner at SKYLARANNA

Маунт Плезант, Южная Каролина, Соединенные Штаты Америки

Опыт работы

SKYLARANNA

Co-Founder and Managing Partner

октября 2019 - Present (6 лет 6 месяцев)

2075 North Rugby Road, Hendersonwille, NC 28791

Bookfull

10 лет 3 месяца

Director of Inquiry Management

марта 2016 - Present (10 лет 1 месяц)

Mount Pleasant, SC

bookfull.com

Director of Program Management

января 2016 - Present (10 лет 3 месяца)

Mount Pleasant, SC

vroomres.com

Business Development Director

января 2016 - Present (10 лет 3 месяца)

Mount Pleasant, South Carolina

vroomres.com

Safir Consulting Group

Partner. Forensics Expert

2012 - января 2017 (5 лет)

Isaac Pintosevich Systems

Director of Business Development

января 2015 - января 2016 (1 год 1 месяц)

Образование

Kiev National Economic University

Master's degree, Accounting and Finance

Kiev Research Institute of legal expertise Department of Justice

Court qualified expert

Kyiv Scientific-Research Institute of Judicial Expertise

Economic and accounting judicial Expert